LAW OFFICES

EDWARD H. GILBERT

PROFESSIONAL ASSOCIATION

5100 Town Center Circle

Telephone: (561) 361-9300

Suite 430

Telefax (561) 361-9369

Boca Raton, Florida 33486

E-Mail: ehgilbert@ehgpa.com

October 26, 2006

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Gentor Resources, Inc. (the “Company”)

Amendment No. 4 to Registration Statement on Form SB-2 (the “Amendment”)

File Number 333-130386

Dear Mr. Reynolds:

Reference is made to your letter of October 23, 2006 to Lloyd J. Bardswich (the “Comment Letter”) in regard to the matter referenced above.  Accompanying this letter (the “Response Letter”) please find Three (3) hard copies of the Amendment.  For convenience, the narrative portion of one (1) hard copy has been marked to reflect the changes from the prior filing (the “Blacklined Amendment”).

The following captions and paragraph numbers set forth in this Response Letter refer to the caption and paragraph numbers contained as a part of the Comment Letter:

Cover Page of Prospectus:

1.

The cover page has been updated as requested.

Plan of Operations:

2.

The section has been updated as requested and identifies the fact that the Permit has been issued.

3.

The cash on hand has been updated as requested.

Security Ownership of Certain Beneficial Owners and Management:

4.

The section has been updated as requested.

Certain Transactions:

5.

The additional disclosure has been included as requested.

October 26, 2006

Shares Eligible for Future Sale:

6.

The section has been updated as requested.

PART II

Recent Sales of Unregistered Securities

7.

The additional disclosure has been included as requested.

Very truly yours,

/S/ Edward H. Gilbert

Edward H. Gilbert

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